FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and nine months ended December 31, 2016
2.	Auditors Report dated January 31, 2017
3.	Press Release dated January 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 31, 2017	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

 UNCONSOLIDATED FINANCIAL RESULTS

 (₹ in crore)

Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015	March 31, 2016
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,618.10	13,639.40	13,346.07	40,587.75	39,257.50	52,739.43
	a)	Interest/discount on advances/bills		9,870.00	9,905.36	9,862.87	29,612.67	28,902.64	38,943.15
	b)	Income on investments		2,947.68	2,996.86	2,652.48	8,755.41	7,973.00	10,625.35
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		125.55	37.93	36.22	213.53	99.22	158.24
	d)	Others		674.87	699.25	794.50	2,006.14	2,282.64	3,012.69
2.	Other income			3,938.31	9,119.68	4,216.88	16,487.25	10,214.12	15,323.05
3.	TOTAL INCOME (1)+(2)			17,556.41	22,759.08	17,562.95	57,075.00	49,471.62	68,062.48
4.	Interest expended			8,254.75	8,386.11	7,893.11	24,812.58	23,437.97	31,515.39
5.	Operating expenses (e)+(f)			3,777.74	3,736.90	3,110.04	10,887.69	9,277.62	12,683.56
	e)	Employee cost		1,405.95	1,556.66	1,140.43	4,253.26	3,620.30	5,002.35
	f)	Other operating expenses		2,371.79	2,180.24	1,969.61	6,634.43	5,657.32	7,681.21
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			12,032.49	12,123.01	11,003.15	35,700.27	32,715.59	44,198.95
7.	OPERATING PROFIT (3)–(6)			5,523.92	10,636.07	6,559.80	21,374.73	16,756.03	23,863.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 8)			2,712.70	7,082.69	2,844.05	12,309.91	4,741.60	8,067.81
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			2,811.22	3,553.38	3,715.75	9,064.82	12,014.43	15,795.72
10.	Exceptional items (refer note no. 6)			..	..	..	..	..	3,600.00
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			2,811.22	3,553.38	3,715.75	9,064.82	12,014.43	12,195.72
12.	Tax expense (g)+(h) (refer note no. 9)			369.40	451.11	697.62	1,288.37	2,990.03	2,469.43
	g)	Current period tax		973.50	1,698.23	1,431.04	3,161.20	4,110.21	5,788.61
	h)	Deferred tax adjustment		(604.10)	(1,247.12)	(733.42)	(1,872.83)	(1,120.18)	(3,319.18)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			2,441.82	3,102.27	3,018.13	7,776.45	9,024.40	9,726.29
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			2,441.82	3,102.27	3,018.13	7,776.45	9,024.40	9,726.29
16.	Paid-up equity share capital (face value ₹ 2/- each)			1,164.33	1,164.01	1,162.65	1,164.33	1,162.65	1,163.17
17.	Reserves excluding revaluation reserves			93,519.48	91,021.77	88,422.88	93,519.48	88,422.88	85,748.24
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.12	0.12	0.11	0.12	0.11	0.14
	ii)	Capital adequacy ratio (Basel III)		15.98%	16.14%	15.77%	15.98%	15.77%	16.64%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.20	5.33	5.20	13.37	15.54	16.75
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.18	5.31	5.17	13.32	15.44	16.65
19.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		37,716.73	32,178.60	21,149.19	37,716.73	21,149.19	26,221.25
	ii)	Net non-performing advances		19,887.22	16,214.86	9,907.83	19,887.22	9,907.83	12,963.08
	iii)	% of gross non-performing advances (net of write-off) to gross advances		7.91%	6.82%	4.72%	7.91%	4.72%	5.82%
	iv)	% of net non-performing advances to net advances		4.35%	3.57%	2.28%	4.35%	2.28%	2.98%
20.	Return on assets (annualised)			1.30%	1.70%	1.82%	1.43%	1.87%	1.49%

1.	At December 31, 2016, the percentage of gross non-performing customer assets to gross customer assets was 7.20% and net non-performing customer assets to net customer assets was 3.96%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	December 31, 2016	September 30, 2016	March 31, 2016	December 31, 2015
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,164.33	1,164.01	1,163.17	1,162.65
Employees stock options outstanding	6.36	6.54	6.70	6.70
Reserves and surplus	96,342.78	93,845.08	88,565.72	88,422.88
Deposits	465,284.29	449,071.36	421,425.71	407,314.01
Borrowings (includes preference shares and subordinated debt)	159,098.02	171,756.71	174,807.38	177,160.59
Other liabilities and provisions	35,901.14	36,095.80	34,726.42	28,183.97
Total Capital and Liabilities	757,796.92	751,939.50	720,695.10	702,250.80

Assets
Cash and balances with Reserve Bank of India	26,193.57	23,958.44	27,106.09	22,176.27
Balances with banks and money at call and short notice	34,973.01	28,605.34	32,762.65	15,524.28
Investments	168,987.47	174,349.01	160,411.80	163,542.96
Advances	457,469.45	454,255.51	435,263.94	434,799.77
Fixed assets	7,550.96	7,608.12	7,576.92	4,777.52
Other assets	62,622.46	63,163.08	57,573.70	61,430.00
Total Assets	757,796.92	751,939.50	720,695.10	702,250.80

 CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015	March 31, 2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	27,875.67	32,434.92	25,585.14	84,794.34	73,179.07	101,395.85
2.	Net profit	2,610.83	2,978.95	3,122.35	8,105.63	9,773.25	10,179.96
3.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.49	5.12	5.37	13.93	16.83	17.53
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.46	5.10	5.34	13.87	16.70	17.41
4.	Total assets	964,417.14	964,236.42	895,093.36	964,417.14	895,093.36	918,756.20

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED

(₹ in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015	March 31, 2016
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	11,550.64	11,114.12	10,074.49	33,360.17	29,064.08	39,187.80
b	Wholesale Banking (before exceptional items)	7,809.58	7,715.35	8,205.14	23,267.12	24,446.93	32,892.35
c	Treasury	12,806.15	18,058.49	12,458.14	43,136.45	34,985.92	48,749.62
d	Other Banking	450.00	561.84	504.96	1,404.34	1,357.55	1,817.85
	Total segment revenue	32,616.37	37,449.80	31,242.73	101,168.08	89,854.48	122,647.62
	Less: Inter segment revenue	15,059.96	14,690.72	13,679.78	44,093.08	40,382.86	54,585.14
	Income from operations	17,556.41	22,759.08	17,562.95	57,075.00	49,471.62	68,062.48
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,334.78	1,109.18	1,145.66	3,696.50	2,877.44	3,897.74
b.i	Wholesale Banking (before exceptional items)	(978.62)	(5,085.93)	(217.68)	(6,594.69)	3,089.47	2,354.57
b.ii	Less: Exceptional items (refer note no. 6)	..	..	..	..	..	3,600.00
b.iii	Wholesale Banking (after exceptional items)	(978.62)	(5,085.93)	(217.68)	(6,594.69)	3,089.47	(1,245.43)
c	Treasury	2,241.43	7,351.54	2,610.65	11,499.76	5,711.41	9,097.41
d	Other Banking	213.63	178.59	177.12	463.25	336.11	446.00
	Total segment results	2,811.22	3,553.38	3,715.75	9,064.82	12,014.43	12,195.72
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	2,811.22	3,553.38	3,715.75	9,064.82	12,014.43	12,195.72
3.	Segment assets
a	Retail Banking	195,503.28	191,484.27	161,625.73	195,503.28	161,625.73	172,480.55
b	Wholesale Banking	268,647.38	264,923.83	273,445.38	268,647.38	273,445.38	266,365.91
c	Treasury	272,520.26	269,931.58	245,636.38	272,520.26	245,636.38	258,052.97
d	Other Banking	11,960.90	17,592.21	16,164.30	11,960.90	16,164.30	16,005.62
e	Unallocated	9,165.10	8,007.61	5,379.01	9,165.10	5,379.01	7,790.05
	Total segment assets	757,796.92	751,939.50	702,250.80	757,796.92	702,250.80	720,695.10
4.	Segment liabilities
a	Retail Banking	358,007.45	330,407.45	296,494.61	358,007.45	296,494.61	313,393.27
b	Wholesale Banking	133,667.09	134,452.92	118,601.43	133,667.09	118,601.43	119,785.32
c	Treasury	165,100.70	180,707.70	186,579.20	165,100.70	186,579.20	186,680.55
d	Other Banking	3,508.21	11,355.80	10,983.33	3,508.21	10,983.33	11,100.38
e	Unallocated	..	..	..	..	..	..
	Total segment liabilities	660,283.45	656,923.87	612,658.57	660,283.45	612,658.57	630,959.52
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(162,504.17)	(138,923.18)	(134,868.88)	(162,504.17)	(134,868.88)	(140,912.72)
b	Wholesale Banking	134,980.28	130,470.91	154,843.95	134,980.28	154,843.95	146,580.59
c	Treasury	107,419.57	89,223.88	59,057.18	107,419.57	59,057.18	71,372.42
d	Other Banking	8,452.69	6,236.41	5,180.97	8,452.69	5,180.97	4,905.24
e	Unallocated	9,165.10	8,007.61	5,379.01	9,165.10	5,379.01	7,790.05
	Total capital employed	97,513.46	95,015.63	89,592.23	97,513.46	89,592.23	89,735.58

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework". This segment also includes income from credit cards, debit card, third party product distribution and the associated costs.

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 31, 2017.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.

3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2016 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	Other income includes net foreign exchange gain relating to overseas operations amounting to ₹ 82.35 crore, Nil and ₹ 142.62 crore for the three months ended December 31, 2016, September 30, 2016 and December 31, 2015 respectively, ₹ 288.41 crore and ₹ 679.59 crore for the nine months ended December 31, 2016 and December 31, 2015 respectively and ₹ 941.19 crore for the year ended March 31, 2016.

5.	"During the three months ended September 30, 2016, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer (IPO) for a total consideration of ₹ 6,056.79 crore. During the three months ended December 31, 2015, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited for a total consideration of ₹ 1,300.00 crore. The unconsolidated financial results and consolidated financial results include a gain (before tax and after IPO related expenses) of ₹ 5,682.03 crore and ₹ 5,129.88 crore respectively on these sales in the three months ended September 30, 2016 and nine months ended December 31, 2016 and ₹ 1,242.56 crore and ₹ 1,079.67 crore respectively in the three months and nine months ended December 31, 2015.

For the year ended March 31, 2016, the unconsolidated financial results and consolidated financial results include a gain (before tax) of ₹ 1,859.83 crore and ₹ 1,614.88 crore respectively on sale of shares of ICICI Prudential Life Insurance Company Limited and ₹ 1,508.54 crore and ₹ 1,234.85 crore respectively on sale of shares of ICICI Lombard General Insurance Company Limited."

6.	During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had on a prudent basis made a collective contingency and related reserve during the three months ended March 31, 2016, amounting to ₹ 3,600.00 crore towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per RBI guidelines. The Bank utilised an amount of ₹ 526.49 crore, ₹ 679.46 crore and ₹ 2,071.39 crore during the three months ended December 31, 2016 and September 30, 2016 and nine months ended December 31, 2016 respectively from collective contingency and related reserve.

7.	In accordance with RBI circular on 'Prudential norms on income recognition, asset classification and provisioning pertaining to advances – spread over of shortfall on sale of non-performing assets (NPAs) to securitisation company (SC)/reconstruction company (RC)' dated June 13, 2016, banks are permitted to spread over any shortfall on sale of NPAs to SC/RC during the year ending March 31, 2017 over a period of four quarters. Accordingly, during the three months ended June 30, 2016, the Bank recognised a loss of ₹ 131.64 crore and deferred a loss of ₹ 394.92 crore on sale of NPAs to Asset Reconstruction Companies (ARCs). The Bank recognised this deferred loss fully during the three months ended September 30, 2016 on a prudent basis. During the three months ended September 30, 2016, the Bank also fully recognised the loss of ₹ 176.17 crore on sale of NPAs to ARCs during the quarter. The Bank accordingly recognised a loss of Nil, ₹ 571.09 crore and ₹ 702.73 crore during the three months ended December 31, 2016 and September 30, 2016 and nine months ended December 31, 2016 respectively.

Further, the Bank had a gain of Nil, ₹ 35.79 crore and ₹ 188.38 crore during the three months ended December 31, 2016 and September 30, 2016 and nine months ended December 31, 2016 respectively on sale of NPAs to ARCs which is set aside towards the security receipts received on such sale.

8.	During the three months ended September 30, 2016, the Bank made additional provisions/loss of ₹ 3,588.04 crore comprising the following:

i.	Additional provision of ₹ 1,677.63 crore for standard loans;

i.	Incremental loss amounting to ₹ 395.41 crore by recognising the entire loss on sale of NPAs to ARCs which is permitted to be amortised as per the RBI guideline (refer note no. 7); and

iii.	Floating provision of ₹ 1,515.00 crore, which has been reduced from the gross non-performing loans while computing the net NPAs.

9.	During the nine months ended December 31, 2016, pursuant to the press release dated July 6, 2016 issued by the Ministry of Finance, the Bank has reversed the tax provision and corresponding deferred tax amounting to ₹ 462.41 crore created for the year ended March 31, 2016 on account of Income Computation and Disclosure Standards (ICDS). ICDS is applicable from the year ending March 31, 2017. Therefore the tax provision and deferred tax for the three months ended September 30, 2016 and December 31, 2016 and nine months ended December 31, 2016 have been computed after considering its impact.

10.	During the three months ended December 31, 2016, the Bank has allotted 1,629,175 equity shares of ₹ 2 each pursuant to exercise of employee stock options.

11.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

12.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

13.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Place: Date:	Mumbai January 31, 2017	/s/ N. S. Kannan N. S. Kannan Executive Director DIN-00066009

Item 2

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus,	Telephone +91 (22) 4345 5300
Apollo Mills Compound	Fax +91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on the Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the standalone quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 31 December 2016 and the standalone year to date financial results for the period from 1 April 2016 to 31 December 2016, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosure relating to ‘consolidated Pillar 3 disclosure as at 31 December 2016, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us.
2.	These standalone quarterly financial results as well as the year to date financial results have been prepared from the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) 25, Interim Financial Reporting, mandated under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.
3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.
4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the year to date financial results:
i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and
ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 December 2016 as well as the year to date financial results for the period from 1 April 2016 to 31 December 2016.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011. India

B S R & Co. LLP

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

5.	For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1354,351 million as at 31 December 2016, total revenues of Rs. 13,956 million for the quarter ended 31 December 2016 and Rs. 46,803 million for the period from 1 April 2016 to 31 December 2016 and net cash outflow amounting to Rs. 297 million for the quarter ended 31 December 2016 and net cash outflow amounting to Rs. 48,256 million for the period 1 April 2016 to 31 December 2016. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
31 January 2017	Membership No: 113156

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 31, 2017

Performance Review: Quarter ended December 31, 2016

•	30% year-on-year growth in savings account deposits; Current and savings account (CASA) ratio at 49.9% at December 31, 2016

•	18% year-on-year growth in retail portfolio; retail portfolio constituted about 49% of total loans at December 31, 2016

•	Standalone profit after tax of ₹ 2,442 crore (US$ 360 million) for quarter ended December 31, 2016 (Q3-2017)

•	Consolidated profit after tax of ₹ 2,611 crore (US$ 384 million) for Q3-2017

•	Capital adequacy ratios significantly higher than regulatory requirements; total capital adequacy of 16.73% and Tier-1 capital adequacy of 13.33% on standalone basis at December 31, 2016, including profits for the nine months ended December 31, 2016 (9M-2017)

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2016.

Profit & loss account

•	Net interest income was ₹ 5,363 crore (US$ 790 million) in the quarter ended December 31, 2016 (Q3-2017) compared to ₹ 5,453 crore (US$ 803 million) in the quarter ended December 31, 2015 (Q3-2016) and ₹ 5,253 crore (US$ 773 million) in the quarter ended September 30, 2016 (Q2-2017).

•	Non-interest income was ₹ 3,939 crore (US$ 580 million) in Q3-2017 compared to ₹ 4,217 crore (US$ 621 million) in Q3-2016. Non-interest income in Q3-2016 included gains of ₹ 1,243 crore (US$ 183 million) relating to sale of shareholding in ICICI Prudential Life Insurance Company (ICICI Life).

•	Fee income increased 10.3% on a year-on-year basis from ₹ 2,262 crore (US$ 333 million) in Q3-2016 to ₹ 2,495 crore (US$ 367 million) in Q3-2017.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Profit before provisions & tax was ₹ 5,524 crore (US$ 813 million) in Q3-2017. During Q3-2016 and Q2-2017, there were gains on sale of shareholding in ICICI Life of ₹ 1,243 crore (US$ 183 million) and ₹ 5,682 crore (US$ 836 million) respectively. Excluding these gains, profit before provisions & tax increased by 3.9% on a year-on-year basis and 11.5% on a sequential basis.

•	Standalone profit after tax was ₹ 2,442 crore (US$ 360 million) for Q3-2017.

•	Consolidated profit after tax was ₹ 2,611 crore (US$ 384 million) for Q3-2017.

Operating review

Credit growth

The year-on-year growth in domestic advances was 12%, about seven percentage points higher compared to non-food credit growth for the banking system at December 23, 2016. The Bank continued to achieve strong growth in its retail business, resulting in a year-on-year growth of 18% in the retail portfolio. The retail portfolio constituted about 49% of the loan portfolio of the Bank at December 31, 2016, compared to 44% at December 31, 2015. Loans against Foreign Currency Non-Resident (FCNR) deposits of approximately US$ 870 million in the overseas branches portfolio matured during the quarter. Total advances increased by 5% year-on-year to ₹ 457,469 crore (US$ 67.3 billion) at December 31, 2016 from ₹ 434,800 crore (US$ 64.0 billion) at December 31, 2015.

Deposit growth

There was a significant change in banking system deposit growth after the announcement of withdrawal of legal tender of ₹ 500 and ₹ 1,000 currency notes in November 2016. During Q3-2017, there was an accretion of ₹ 26,705 crore (US$ 3.9 billion) to current and savings account (CASA) deposits. Savings account deposits increased by ₹ 18,512 crore (US$ 2.7 billion) and current account deposits increased by ₹ 8,193 crore (US$ 1.2 billion) during Q3-2017. Savings account deposits increased by 30% and current account deposits increased by 16% on a year-on-year basis at December 31, 2016. The Bank’s total CASA deposits increased by 26% year-on-year to ₹ 231,962 crore (US$ 34.1 billion) at December 31, 2016. The Bank’s CASA ratio was 49.9% at December 31, 2016 compared to 45.7% at September 30, 2016 and 45.2% at December 31, 2015. The average CASA ratio was 44.8% in Q3-2017 compared to 41.5% in Q2-2017 and 40.7% in Q3-2016. Total deposits increased by 14% year-on-year to ₹ 465,284 crore (US$ 68.5 billion) at December 31, 2016. The Bank had a network of 4,504 branches and 14,146 ATMs at December 31, 2016.

Capital adequacy

The Bank’s capital adequacy at December 31, 2016 as per RBI’s guidelines on Basel III norms was 15.98% and the Tier-1 capital adequacy was 12.55%, significantly higher than the regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for December 31, 2016 do not include the profits for 9M-2017. Including the profits for 9M-2017, the capital adequacy ratio for the Bank as per Basel III norms would have been 16.73% and the Tier I ratio would have been 13.33%.

Asset quality

Net non-performing assets at December 31, 2016 were ₹ 20,155 crore (US$ 3.0 billion) compared to ₹ 16,483 crore (US$ 2.4 billion) at September 30, 2016. The Bank’s net non-performing asset ratio was 3.96% at December 31, 2016 compared to 3.21% at September 30, 2016. Net loans to companies whose facilities have been restructured were ₹ 6,407 crore (US$ 943 million) at December 31, 2016 compared to ₹ 6,336 crore (US$ 933 million) at September 30, 2016.

Technology initiatives

During the third quarter, the Bank further enhanced its focus on launch of new technology based offerings as well as increasing customer communication and activation of digital channels for customer accounts. The Bank launched ‘Eazypay’ which is India’s first mobile app for merchants to accept payments on mobile phones through multiple modes - UPI, credit or debit cards, internet banking, and ‘Pockets’, the Bank’s digital wallet. The Bank also announced that it would transform 100 villages into ‘ICICI Digital Villages’ in 100 days. The Bank is creating a cashless ecosystem at these villages, providing vocational training to 10,000 villagers and offering them credit linkages. The Bank was India’s first bank to implement interoperable electronic toll collection. The Bank is the largest player based on number of tags issued for electronic toll collection.

The Bank’s transaction volumes through digital channels continue to grow. There was a robust increase in activation rates and transaction volumes for the Bank’s flagship mobile banking application, iMobile, and digital wallet, Pockets during November and December 2016. There has been a significant increase in volume and value of debit card and credit card transactions in November and December 2016.

In 9M-2017, non-branch channels accounted for close to 95% of all savings account transactions. Digital channels like internet, mobile banking, POS and call centre accounted for about 73% of the savings account transactions.

Consolidated results

Consolidated profit after tax was ₹ 2,611 crore (US$ 384 million) in Q3-2017 compared to ₹ 2,979 crore (US$ 439 million) in Q2-2017 and ₹ 3,122 crore (US$ 460 million) in Q3-2016.

Consolidated assets grew by 8% from ₹ 895,093 crore (US$ 131.8 billion) at December 31, 2015 to ₹ 964,417 crore (US$ 142.0 billion) at December 31, 2016.

Subsidiaries

ICICI Life announced results for 9M-2017 on January 24, 2017. ICICI Life continued to maintain its market leadership among the private sector players in 9M-2017. ICICI Life’s retail weighted received premium increased by 28% from ₹ 3,344 crore (US$ 492 million) in 9M-2016 to ₹ 4,277 crore (US$ 630 million) in 9M-2017. ICICI Life’s profit after tax was ₹ 450 crore (US$ 66 million) for Q3-2017 compared to ₹ 436 crore (US$ 64 million) for Q3-2016.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership among the private sector players in 9M-2017. The gross written premium of ICICI General increased by 33% from ₹ 6,181 crore (US$ 0.9 billion) in 9M-2016 to ₹ 8,250 crore (US$ 1.2 billion) in 9M-2017. The profit after tax of ICICI General was ₹ 220 crore (US$ 32 million) in Q3-2017 compared to ₹ 130 crore (US$ 19 million) in Q3-2016.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 61% year-on-year from ₹ 82 crore (US$ 12 million) in Q3-2016 to ₹ 132 crore (US$ 20 million) in Q3-2017. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q3-2017.

The profit after tax of ICICI Securities was at ₹ 88 crore (US$ 13 million) in Q3-2017 compared to ₹ 55 crore (US$ 8 million) in Q3-2016. The profit after tax of ICICI Securities Primary Dealership was ₹ 182 crore (US$ 27 million) in Q3- 2017 compared to ₹ 63 crore (US$ 9 million) in Q3-2016.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

₹ crore

	FY2016	Q3-2016	9M-2016	Q2-2017	Q3-2017	9M-2017
Net interest income	21,224	5,453	15,820	5,253	5,363	15,775
Non-interest income	15,322	4,217	10,214	9,120	3,939	16,488
- Fee income	8,820	2,262	6,607	2,356	2,495	7,007
- Lease and other income[1]	2,442	513	1,736	352	551	1,408
- Treasury income	4,060[2]	1,442	1871	6,412[2]	893	8,073
Less:
Operating expense	12,683	3,100	9,278	3,737	3,778	10,888
Operating profit	23,863	6,560	16,756	10,636	5,524	21,375
Less:
Provisions	8,067	2,844	4,742	3,495	2,713	8,723
Additional provisions	-	-	-	3,588	-	3,588
Collective contingency and related reserve	3,600	-	-	-	-	-
Profit before tax	12,196	3,716	12,014	3,553	2,811	9,064
Less: Tax	2,470	698	2,990	451	369	1,288
Profit after tax	9,726	3,018	9,024	3,102	2,442	7,776

1.	Includes net foreign exchange gains relating to overseas operations of ₹ 143 crore in Q3-2016, nil in Q2-2017, ₹ 82 crore in Q3-2017 and ₹ 941 crore in FY2016

2.	Includes profit of ₹ 3,374 crore on sale of shareholding in ICICI Life and ICICI General in FY2016 and a profit of ₹ 1,243 crore and ₹ 5,682 crore on sale of shareholding in ICICI Life in Q3-2016 and Q2-2017 respectively

3.	Prior period figures have been re-grouped/re-arranged where necessary

Summary Balance Sheet

₹ crore

	31-Dec-15	31-Mar-16	30-Sep-16	31-Dec-16
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,163	1,163	1,164	1,164
Employee stock options outstanding	7	7	7	6
Reserves and surplus	88,423	88,566	93,845	96,344
Deposits	407,314	421,426	449,071	465,284
Borrowings (includes subordinated debt)[1]	177,161	174,807	171,757	159,098
Other liabilities	28,183	34,726	36,096	35,901
Total Capital and Liabilities	702,251	720,695	751,940	757,797

Assets
Cash and balances with Reserve Bank of India	22,176	27,106	23,959	26,194
Balances with banks and money at call and short notice	15,524	32,763	28,605	34,973
Investments	163,543	160,412	174,349	168,987
Advances	434,800	435,264	454,256	457,469
Fixed assets	4,778	7,577	7,608	7,551
Other assets	61,430	57,573	63,163	62,623
Total Assets	702,251	720,695	751,940	757,797

1.	Borrowings include preference share capital of ₹ 350 crore.

2.	Prior period figures have been re-grouped/re-arranged where necessary.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, future levels of impaired loans, the adequacy of our allowance for credit and investment losses, investment income including the ability to successfully monetise our investment in subsidiaries, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, our growth and expansion in domestic and overseas markets, technological changes, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 67.93